UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC File No. 333-125686

 (Check One)       |_| Form 10-K and Form 10-KSB  |_| Form 20-F  |_| Form 11-K
                   |X| Form 10-Q and Form 10-QSB  |_| Form N-SAR

                       For Period Ended: December 31, 2007

                   |_| Transition Report on Form 10-K
                   |_| Transition Report on Form 20-F
                   |_| Transition Report on Form 11-K
                   |_| Transition Report on Form 10-Q
                   |_| Transition Report on Form N-SAR
                   For the Transition Period Ended: _______________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                                     PART 1
                             REGISTRANT INFORMATION


Full Name of Registrant:              Jpak Group, Inc

Former Name if Applicable:            N/A


                      Address of Principal Executive Office

                     Street and Number:  15 Xinghua Road
                                         Qingdao, Shandong Province
              City, State and Zip Code:  Postal Code 266401
                                         People's Republic of China


                                     PART II
                             RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)


|X|      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)      The accountant's statement or other exhibit required by
                  RULE 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

Jpak Group, Inc. (the "Company") is unable to file its quarterly report on Form 10-Q for the nine month period ended December 31, 2007, within the time period prescribed for such report without unreasonable effort or expense. The delay in filing is principally attributable to the Company's need to analyze additional information in order to complete the financial statements.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


 Stewart Lor, Director             212                     810-7393
-----------------------      ----------------      -----------------------
        (Name)                 (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

         If the answer is no, identify report(s).  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Jpak Group, Inc.
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

      Date: February 15, 2008
                                                By: /s/ Yijun Wang
                                                  ----------------
                                                Name:   Yijun Wang
                                                Title:  Chairman and Chief
                                                Executive Officer